Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com

RECEIVED
2007 JAN 10 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07020233

(213) 683-6196
carolyndomen@paulhastings.com

January 8, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

PROCESSED
JAN 16 2007
THOMSON FINANCIAL

SUPPL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of December, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 1/10

Paul Hastings
ATTORNEYS

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed during December 2006

1. Brief explanation of Semi-Annual Report (*Hanki Hokokusho*) with Financial Statements (Consolidated basis and Non-Consolidated basis) (Exhibit 1)

2. Revision of Corporate Governance Report (revised on September 30, 2006) (Exhibit 2)

Exhibit 1

Brief Explanation of Semi-Annual Report :

Semi-Annual Report of 183 fiscal year for the half-year ended September 30, 2006
dated December 13, 2006

This information is Semi-Annual Report, so-called *Hanki Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-5 of the Stock Exchange Act for the purpose that it enables investors to make proper and accurate judgment on the financial conditions and business performances.

The Semi-Annual Report includes accounting status of the company and other significant subjects of business. The Semi-Annual Report also includes (I) summary of business, affiliates and employees (II) summary of operating results (III) plant and equipment status, (IV) information of shares, shareholders and capital (V) information of accounting and audit report.

The semi-Annual Reports states the following information :
As of September 30, 2006, the Company has 93 consolidated subsidiaries and 3 affiliates. For the half-year ended September 30, 2006, total sales of the consolidated amounted to 264,517 million yen (257,193 million yen for the half-year ended September 30, 2005) and the sales of the Company amounted to 169,696 million yen.
In this period, total ordinary profit of the consolidated amounted to 22,931 million yen (21,338 million yen for the half-year ended September 30, 2005) and the ordinary profit of the Company amounted to 13,188 million yen. Further, total net profit of the consolidated amounted to 17,471 million yen (16,524 million yen for the half-year ended September 30, 2005) and net profit of the Company amounted to 9,029 million yen in the same period. As of September 30, 2006, the number of regular employees of the consolidated is totally 20,252 (increasing total 877 employees for the half-year ended September 30, 2005) and with regard to the Company, such number is 5,738(decreasing 77 employees for one year). The total shareholders' equity was 337,036 million yen as of September 30, 2006.

- end -

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	FY2007.3 interim period (as of Sept. 30, 2006) Millions of yen	FY2006.3 interim period (as of Sept. 30, 2005) Millions of yen	FY2006.3 (as of Mar. 31, 2006) Millions of yen
ASSETS			
Current assets:			
Cash and bank deposits	**¥34,977**	¥ 31,287	¥ 36,429
Notes and accounts receivable	**87,859**	83,321	72,613
Marketable securities	**720**	209	520
Inventories	**90,977**	90,697	77,943
Deferred income taxes	**18,080**	17,991	16,922
Other current assets	**6,794**	6,382	7,286
Allowance for doubtful accounts	**(2,138)**	(1,963)	(2,333)
Total current assets	**237,270**	227,927	209,381
Fixed assets:			
Tangible assets:			
Buildings and structures	**47,182**	45,275	45,953
Machinery and equipment and conveyance devices	**22,981**	22,152	23,275
Tools, equipment and fixtures	**15,682**	15,226	15,525
Land	**63,901**	63,557	63,772
Construction in progress	**2,231**	1,570	2,462
Total tangible assets	**151,980**	147,782	150,990
Intangible assets	**3,212**	3,822	3,545
Investments and other assets:			
Investment securities	**140,235**	117,730	132,902
Deferred income taxes	**15,004**	15,032	14,087
Other assets	**9,585**	10,667	9,939
Allowance for doubtful accounts	**(838)**	(1,211)	(869)
Total investments and other assets	**163,986**	142,218	156,059
Total fixed assets	**319,178**	293,824	310,595
Total assets	**¥556,449**	¥521,751	¥519,977

Note: Figures of less than ¥1 million have been omitted.

	FY2007.3 interim period (as of Sept. 30, 2006) Millions of yen	FY2006.3 interim period (as of Sept. 30, 2005) Millions of yen	FY2006.3 (as of Mar. 31, 2006) Millions of yen
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 43,475**	¥ 41,843	¥ 37,153
Short-term loans	**27,897**	35,509	17,147
Current portion of long-term debt	**7,008**	1,723	5,132
Accrued expenses and accrued payables	**41,936**	39,208	43,098
Income taxes payable	**7,142**	8,390	3,758
Various reserves	**5,400**	3,300	3,963
Other current liabilities	**6,960**	6,690	6,795
Total current liabilities	**139,821**	136,665	117,047
Long-term liabilities:			
Long-term debt	**4,328**	9,545	6,195
Deferred income taxes on land revaluation	**17,742**	14,161	17,742
Accrued employees' retirement benefits	**28,044**	28,152	27,978
Accrued directors' retirement benefits	—	848	891
Long-term deposits received	**26,957**	28,014	27,577
Other long-term liabilities	**2,518**	1,774	2,066
Total long-term liabilities	**79,591**	82,497	82,452
Total liabilities	**219,412**	219,162	199,499
NET ASSETS			
Shareholders' equity:			
Common stock	**28,534**	—	—
Capital surplus	**40,054**	—	—
Earned surplus	**252,103**	—	—
Treasury stock, at cost	**(318)**	—	—
Total shareholders' equity	**320,373**	—	—
Revaluation and translation adjustments:			
Revaluation difference of other securities	**14,516**	—	—
Gain (loss) on deferred hedges	**(389)**	—	—
Land price revaluation difference	**18,241**	—	—
Translation adjustments	**(20,384)**	—	—
Total revaluation and translation adjustments	**11,983**	—	—
Minority interests	**4,679**	—	—
Net assets	**337,036**	—	—
Total liabilities and net assets	**¥556,449**	—	—
MINORITY INTERESTS	—	4,074	4,472
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	28,534
Capital surplus	—	40,054	40,054
Earned surplus	—	227,372	236,913
Reserve for land revaluation difference	—	22,041	18,426
Net unrealized holding gains on other securities	—	11,285	15,470
Translation adjustments	—	(30,483)	(23,091)
Treasury stock, at cost	—	(290)	(302)
Total shareholders' equity	—	298,514	316,005
Total liabilities, minority interests and shareholders' equity	—	¥521,751	¥519,977

(2) Consolidated Statement of Operations

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)		FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)		FY2006.3 (April 1, 2005–Mar. 31, 2006)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥264,517**	**100.0**	¥257,193	100.0	¥534,084	100.0
Cost of sales:	**169,218**	**64.0**	162,784	63.3	341,886	64.0
Gross profit	**95,299**	**36.0**	94,409	36.7	192,198	36.0
Unrealized profit	**0**		47		69	
Total gross profit	**95,299**	**36.0**	94,456	36.7	192,267	36.0
Selling, general and administrative expenses	**81,458**	**30.8**	80,088	31.1	168,132	31.5
Operating income	**13,840**	**5.2**	14,367	5.6	24,135	4.5
Non-operating income:						
Interest received	**298**		221		512	
Dividends received	**348**		328		395	
Equity in earnings of unconsolidated subsidiaries and affiliates	**10,176**		8,469		14,838	
Other	**761**		668		1,865	
Total non-operating income	**11,584**	**4.4**	9,688	3.8	17,612	3.3
Non-operating expenses:						
Interest paid	**415**		487		1,081	
Cash discounts	**1,889**		1,902		4,467	
Other	**188**		326		953	
Total non-operating expenses	**2,493**	**0.9**	2,717	1.1	6,503	1.2
Recurring profit	**22,931**	**8.7**	21,338	8.3	35,244	6.6
Extraordinary income:						
Gain on sale of fixed assets	**181**		795		892	
Reversal of allowances	**129**		36		375	
Gain on sale of investment securities	**30**		508		605	
Total extraordinary income	**341**	**0.1**	1,341	0.5	1,874	0.4
Extraordinary loss:						
Loss on disposal of fixed assets	**749**		344		1,074	
Loss on revaluation of investment securities	**10**		80		83	
Structural reform expenses	**1,703**		—		—	
Loss on revaluation of stocks in subsidiaries	—		106		118	
Total extraordinary loss	**2,462**	**0.9**	531	0.2	1,276	0.2
Income before income taxes and minority interests	**20,810**	**7.9**	22,148	8.6	35,842	6.8
Current income taxes	**4,419**	**1.7**	6,897	2.7	8,922	1.7
Deferred income taxes (benefit)	**(1,391)**	**(0.5)**	(1,581)	(0.6)	(1,736)	(0.3)
Minority interests	**311**	**0.1**	307	0.1	532	0.1
Net income	**¥ 17,471**	**6.6**	¥ 16,524	6.4	¥ 28,123	5.3

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Retained Earnings

	FY2007.3 interim period (as of Sept. 30, 2006) Millions of yen		FY2006.3 interim period (as of Sept. 30, 2005) Millions of yen		FY2006.3 (as of Mar. 31, 2006) Millions of yen	
CAPITAL SURPLUS						
Balance at beginning of period		—		¥ 40,054		¥ 40,054
Balance at end of period		—		40,054		40,054
EARNED SURPLUS						
Balance at beginning of period		—		212,340		212,340
Additional earned surplus:						
Net income	—		¥16,524		¥28,123	
Effect of change in scope of consolidation	—		827		827	
Effect of change in interests in subsidiaries	—		115		99	
Reversal of reserve for land revaluation difference	—		280		282	
Reversal of reserve for land revaluation difference due to change in ownership percentage of affiliated companies	—	—	78	17,826	97	29,429
Deduction from earned surplus:						
Cash dividends paid	—		2,579		4,642	
Bonuses to directors and statutory auditors	—		100		100	
Effect of change in scope of consolidation	—	—	115	2,794	115	4,857
Balance at end of period		—		¥227,372		¥236,913

Note: Figures of less than ¥1 million have been omitted.

(4) CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FY2007.3 interim period (April 1, 2006, to September 30, 2006) (Millions of yen)

	Shareholders' Equity					Revaluation and Translation Adjustments					Minority interests	Total net assets
	Common stock	Capital surplus	Earned surplus	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on other securities	Gain (loss) on deferred hedges	Reserve for land revaluation difference	Translation adjustments	Total revaluations and translation adjustments		
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(2,063)		(2,063)							(2,063)
Net income for the period			17,471		17,471							17,471
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interests in subsidiaries			(135)	0	(135)							(135)
Reversal of reserve for land revaluation difference			(0)		(0)							(0)
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Purchases of treasury stock				(16)	(16)							(16)
Changes, net, in items other than shareholders' equity						(954)	(389)	(184)	2,706	1,177	207	1,384
Total changes during the period	—	—	15,190	(16)	15,174	(954)	(389)	(184)	2,706	1,177	207	16,558
Balance at September 30, 2006	¥28,534	¥40,054	¥252,103	¥(318)	¥320,373	¥14,516	¥(389)	¥18,241	¥(20,384)	¥11,983	¥4,679	¥337,036

Note: Figures of less than ¥1 million have been omitted.

(5) Consolidated Statement of Cash Flows

	FY2007.3 interim period (April 1, 2006– Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005– Sept. 30, 2005)	FY2006.3 (April 1, 2005– Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥20,810**	¥22,148	¥35,842
Depreciation and amortization	**9,685**	9,215	18,944
Amortization of consolidated goodwill	**253**	253	507
Allowance for doubtful accounts	**(244)**	(152)	(177)
Loss on revaluation of investment securities	**10**	80	83
Loss on revaluation of stock in subsidiaries	**—**	106	118
Decrease in employees' retirement benefits, net of payments	**57**	(151)	(379)
Interest and dividend income	**(647)**	(549)	(907)
Interest paid	**415**	487	1,081
Loss on foreign exchange	**(64)**	(56)	(107)
Equity in earnings of unconsolidated subsidiaries and affiliates	**(10,176)**	(8,469)	(14,838)
Gain on sale of investment securities	**(30)**	(508)	(605)
Gain on sale of fixed assets	**(181)**	(795)	(892)
Loss on disposal of fixed assets	**749**	344	1,074
Structural reform expenses	**1,703**	—	—
(Increase) decrease in accounts and notes receivable—trade	**(14,024)**	(8,768)	3,008
(Increase) decrease in inventories	**(11,632)**	(9,261)	4,944
Increase (decrease) in accounts and notes payable	**5,782**	3,432	(1,716)
Other, net	**(1,200)**	(6,818)	(5,135)
Subtotal	**1,265**	535	40,843
Interest and dividends receivable	**1,659**	1,116	2,730
Interest paid	**(404)**	(462)	(1,084)
Income taxes paid and refunded	**(306)**	(10,288)	(16,979)
Net cash provided by (used in) operating activities	**2,215**	(9,099)	25,510
Cash flows from investing activities:			
Net increase (decrease) in time deposits	**194**	(751)	(77)
Purchases of fixed assets	**(12,595)**	(10,089)	(20,401)
Proceeds from sale of fixed assets	**473**	1,949	2,327
Purchases of investment securities	**(118)**	(605)	(732)
Proceeds from sale and redemption of investment securities	**71**	519	619
Payments for capital investments	**(0)**	(130)	(134)
Payments for loans receivable	**(5)**	(15)	(21)
Collection of loans receivable	**94**	145	265
Other, net	**108**	47	50
Net cash used in investing activities	**(11,777)**	(8,929)	(18,104)
Cash flows from financing activities:			
Increase in short-term loans	**10,661**	16,556	(1,753)
Proceeds from long-term debt	**470**	3,335	4,556
Repayments of long-term debt	**(479)**	(21,071)	(22,404)
Proceeds from resort member deposits	**—**	2	10
Repayments of resort member deposits	**(620)**	(907)	(1,352)
Purchases of treasury stock	**(16)**	(11)	(23)
Cash dividends paid	**(2,063)**	(2,579)	(4,642)
Cash dividends paid to minority shareholders	**(209)**	(215)	(223)
Net cash provided by (used in) financing activities	**7,743**	(4,891)	(25,834)
Effect of exchange rate changes on cash and cash equivalents	**581**	480	1,783
Net decrease in cash and cash equivalents	**(1,237)**	(22,439)	(16,644)
Cash and cash equivalents at beginning of period	**35,434**	50,393	50,393
Cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	**—**	1,685	1,685
Cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	**(31)**	—	—
Cash and cash equivalents at end of period	**¥34,164**	¥29,639	¥35,434

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen

(References)

(1) Non-Consolidated Balance Sheets

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 13,769**	¥ 8,744	¥ 5,614
Notes receivable	**6,116**	4,866	5,025
Accounts receivable	**33,892**	34,917	29,397
Inventories	**25,503**	25,118	25,816
Deferred income taxes	**11,472**	11,484	11,176
Other current assets	**3,173**	2,976	3,725
Allowance for doubtful accounts	**(1,119)**	(765)	(1,286)
Total current assets	**92,809**	87,343	79,469
Fixed assets:			
Tangible assets			
Buildings	**23,712**	22,552	22,519
Machinery and equipment	**7,205**	7,163	7,066
Land	**51,055**	50,865	50,984
Other tangible assets	**7,956**	8,626	9,068
Total tangible assets	**89,929**	89,208	89,639
Intangible assets	**99**	103	99
Investments and other assets:			
Investment securities	**38,960**	34,261	40,222
Shares of affiliated companies	**57,450**	58,468	57,702
Investments in affiliated companies	**18,422**	17,441	18,422
Deferred income taxes	**12,602**	12,858	11,796
Other assets	**4,100**	5,150	4,356
Allowance for doubtful accounts	**(698)**	(1,065)	(715)
Reserve for loss on investments	**(480)**	(706)	(480)
Total investments and other assets	**130,356**	126,409	131,304
Total fixed assets	**220,386**	215,721	221,043
Total assets	**¥313,195**	¥303,065	¥300,513

Note: Figures of less than ¥1 million have been omitted.

	FY2007.3 interim period (as of Sept. 30, 2006)	FY2006.3 interim period (as of Sept. 30, 2005)	FY2006.3 (as of Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen
Evaluation and translation adjustments			
Evaluation difference on other securities	**13,441**	—	—
Gain (loss) on deferred hedges	**(233)**	—	—
Land price revaluation difference	**10,418**	—	—
Total evaluation and translation adjustments	**23,625**	—	—
Total net assets	**187,861**	—	—
Total liabilities and net assets	**¥313,195**	—	—
SHAREHOLDERS' EQUITY			
Common stock	—	28,534	28,534
Capital surplus:			
Capital reserve	—	40,054	40,054
Total capital surplus	—	40,054	40,054
Earned surplus:			
Legal reserve	—	4,159	4,159
Retained income	—	71,620	71,620
Unappropriated income	—	14,227	13,258
Total earned surplus	—	90,007	89,038
Reserve for land revaluation difference	—	13,974	10,415
Net unrealized holding gains on other securities	—	10,684	14,263
Treasury stock, at cost	—	(246)	(258)
Total shareholders' equity	—	183,009	182,048
Total liabilities and shareholders' equity	—	¥303,065	¥300,513

(2) Non-Consolidated Statement of Operations

	FY2007.3 interim period (April 1, 2006– Sept. 30, 2006)		FY2006.3 interim period (April 1, 2005– Sept. 30, 2005)		FY2006.3 (April 1, 2005– Mar. 31, 2006)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥169,696**	**100.0**	¥170,183	100.0	¥321,252	100.0
Cost of sales:	**127,574**	**75.2**	127,047	74.7	243,413	75.8
Gross profit	**42,122**	**24.8**	43,136	25.3	77,839	24.2
Unrealized profit	—		47		69	
Total gross profit	**42,122**	**24.8**	43,183	25.3	77,909	24.3
Selling, general and administrative expenses:	**31,612**	**18.6**	33,746	19.8	69,923	21.8
Operating income	**10,509**	**6.2**	9,437	5.5	7,986	2.5
Non-operating income	**2,936**	**1.7**	3,695	2.2	6,462	2.0
Non-operating expenses	**257**	**0.1**	270	0.1	498	0.2
Recurring profit	**13,188**	**7.8**	12,861	7.6	13,950	4.3
Extraordinary income	**324**	**0.2**	1,463	0.8	1,753	0.5
Extraordinary loss	**2,474**	**1.5**	843	0.5	1,811	0.5
Income before income taxes and minority interests	**11,038**	**6.5**	13,482	7.9	13,892	4.3
Current income taxes	**2,420**	**1.4**	4,871	2.8	5,167	1.6
Deferred income taxes (benefit)	**(410)**	**(0.2)**	(538)	(0.3)	(1,517)	(0.5)
Net income	**9,029**	**5.3**	9,150	5.4	10,242	3.2
Retained earnings at beginning of period	—		4,796		4,796	
Reversal of reserve for land revaluation difference	—		280		282	
Interim dividends	—		—		2,063	
Retained earnings at end of period	**¥ —**		¥ 14,227		¥ 13,258	

Note: Figures of less than ¥1 million have been omitted.

(3) Non-Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	Shareholders' Equity											
		Capital surplus		Earned reserve								
					Other earned reserves							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	Special reserve for replace-ment of asset acquisition	General reserve	Earned surplus carried forward	Total earned surplus	Treasury stock	Total share-holders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period												
Dividends from surplus									(2,063)	(2,063)		(2,063)
Interim net income for the period									9,029	9,029		9,029
Reversal of reserve for land revaluation difference									(2)	(2)		(2)
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(1)				1	—		—
Provision to reserve for advanced depreciation						301			(301)	—		—
Reversal of reserve for advanced depreciation						(170)			170	—		—
Provision to special reserve for replacement of asset acquisition							599		(599)	—		—
Reversal of special reserve for replacement of asset aquisition							(565)		565	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors and statutory auditors									(80)	(80)		(80)
Purchase of treasury stock											(16)	(16)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(0)	131	34	6,000	718	6,883	(16)	6,866
Balance at September 30, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥10	¥2,465	¥599	¥74,710	¥13,977	¥95,921	¥(275)	¥164,235

(Millions of yen)

	Evaluation and translation adjustments				
	Evaluation difference on other securities	Gain (loss) on deferred hedges	Land price revaluation difference	Total evaluation and translation adjustments	Total Net Assets
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period					
Dividends from surplus					(2,063)
Net income for the period					9,029
Reversal of reserve for land revaluation					(2)
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to the special account for replacement of assets					—
Reversal of the special account for replacement of assets					—
Provision to special reserve fund					—
Bonuses to directors and statutory auditors					(80)
Purchase of treasury stock					(16)
Changes, net, in items other than shareholders' equity	(822)	(233)	2	(1,053)	(1,053)
Total changes during the period	(822)	(233)	2	(1,053)	5,813
Balance at September 30, 2006	¥13,441	¥(233)	¥10,418	¥23,625	¥187,861

Note: Figures of less than ¥1 million have been omitted.

Exhibit 2

YAMAHA CORPORATION

CORPORATE GOVERNANCE

Date of last revision: September 30, 2006
YAMAHA Corporation
Shuji Ito
President and Representative Director
Contact: Stock Document Group, Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

I Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Growing as a corporation which will continue to create 'Kando' (an inspired state of mind) and enrich culture with technology and passion born of sound and music, together with people all over the world," the Company will increase its corporate value and brand value by fulfilling its economic, environmental, and social responsibilities as a good corporate citizen, while working to steadily generate high profits and achieve sustainable growth.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its respective stakeholders—shareholders, customers, employees, and local society. The Company

declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company believes that management efforts to maintain the balance of interests among the Company's respective stakeholders will lead to a maximized corporate value.

Commitment to Customers: Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

Commitment to Those who work with Yamaha: Yamaha will develop relationships of mutual trust with all of those who work with Yamaha, in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Society: Yamaha will give first priority to safety, and will care for the environment. As a good corporate citizen, Yamaha will observe laws, work ethically, developing the economy, and contributing to local and global culture.

2. Capital structure

Percentage of shares owned by foreign shareholders	More than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
The Master Trust Bank of Japan, Ltd. (trust a/c)	16,858,100	8.16
State Street Bank and Trust Company	15,925,155	7.71
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.32

Trust & Custody Services Bank, Ltd. As trustee for Mizuho Bank Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	8,779,990	4.25
The Shizuoka Bank, Limited	8,349,800	4.04
Japan Trustee Service Bank, Ltd. (trust a/c)	8,242,300	3.99
Sumitomo Life Insurance Company	7,300,000	3.53
The Chase Manhattan Bank, NA London	6,923,127	3.35
Nippon Life Insurance Company	6,482,252	3.14
Mizuho Corporate Bank, Ltd.	5,775,404	2.08

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance

None

II Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

Form of the organization	The Company adopts the Corporate Auditor system.

[Matters related to the Directors]

Chairman of the Board of Directors	President
Number of Directors	8 persons
Are Any Outside Directors in Office?	Yes
Number of Outside Directors	1 person

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Toru Hasegawa	He is from a company other than this Company.		○				○		○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Toru Hasegawa	None	(1) He is a person of desirable character and has considerable insight as a director. (2) He is knowledgeable about the business in which the Company is engaged. (3) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established?	Yes
Number of Corporate Auditors	4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Auditing Division

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Auditing Division and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Kunio Miura	Attorney at law								○	
Yasuharu Terai	He is from a company other than this Company.		○			○			○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Kunio Miura	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.
Yasuharu Terai	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held

a resolution of the General Directors paid: ¥79 million ¥473 million

monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary, investigate major divisions and domestic and overseas subsidiaries.

They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Securities & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, bonuses and retirement benefits paid to the Directors during the previous business year are as follows.

Remunerations subject to the Articles of Incorporation or resolutions of the General Shareholders' Meeting:	Number of Directors paid: 9 persons	Aggregate amount paid: ¥309 million	
Directors' bonuses as a part of appropriations of retained earnings	Number of Directors paid: 8 persons	Aggregate amount paid: ¥85 million	
Retirement benefits through	Number of	Amount paid:	Total:

Executive Officer is assigned to the Division(s) in charge of major management issues within a

executive for all businesses of the Company and represents the Company. In addition, there are two (2) Senior Directors who are Managing Directors as of the same date.

(Corporate Auditor and Board of Auditors)
The number of Corporate Auditors of the Company is four (4) as of June 27, 2006 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 27, 2006).

(Management Meeting)
The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Group Manager)
Five (5) Directors of the Company are also Group Managers for in-company Groups made up of Business Divisions and/or Staff Divisions. Each Group Manager is responsible for the business results of the Group under his/her supervision and issues appropriate commands and orders to enable his/her Group to fulfill its maximum functions. He/she also evaluates the performance of each Division within his/her Group. Through the effect of this directorial supervision of group operations, the Group Managers share information on their Groups in discussions at Board Meetings, Management Meetings, etc. This enables the Group Managers to promptly respond to management issues.

(Executive Officer)
The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. As a general rule, each

Accounting Auditor. Mr. Kazuhiro Fujita and Mr. Takahiro Takiguchi, two certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. With respect to the durations of their engagements in the auditing of the Company, Mr. Fujita is now in his first year and Mr. Takiguchi is in his second year. In addition, another nine (9) certified public accountants, one (1) assistant certified public accountant, and seven (7) assistants help them conduct the auditing work.

III Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts when releasing its quarterly results. It also organizes facilities tours and business presentations for institutional investors whenever deemed appropriate.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Public & Investors Relations Group, Public Relations Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the Compliance Guide.
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues environmental and social reports to introduce its works for environmental protection and other social activities.

IV Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Auditing Division formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Auditing Division conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Auditing Division to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries
   * The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
   * The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
   * The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
   * In principle, each of the group companies has established a Board of Directors and Corporate Auditors (Each big company has a Board of Auditors and an Accounting Auditor, instead).
   * Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

   As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to the Corporate Auditors

   The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors

   * The Chairman of the Board of Auditors attends the Management Meeting, the Executive Officers' Meeting, and other important meetings, and expresses his opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Auditing Division on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Auditing Division, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

["Pattern Diagram" for reference: See attached paper at the end.]

Large Share Purchase Rules to any Large Share Purchase.

V Other Matters

1. Matters concerning the anti-takeover measures

At the meeting of the Board of Directors held on April 28, 2006, Yamaha Corporation established the following policy (the "Policy") pertaining to any potential purchase of the Company's shares and other securities that will, if executed, result in the acquisition of a 20%-or-greater share of voting rights in the Company (the "Large Share Purchase") by any given group of shareholders (the "Large Share Purchaser"). The Policy is designed to avoid an irrational takeover that is not in the best interests of the Company or its shareholders.

The Board of Directors recognizes that Yamaha is a listed company, and, as such, that its shares are traded freely; however, we believe that shareholders should make the final decision as to whether to accept a Large Share Purchase offer from any party. In addition, we believe that the Board of Directors must provide shareholders with necessary and sufficient information to make appropriate decisions pertaining to any Large Share Purchase offers. To this end, the Board of Directors has established certain rules pertaining to the provision of information prior to a Large Share Purchase (the "Large Share Purchase Rules") to ensure that the necessary information pertaining to the Large Share Purchase by the prospective Large Share Purchaser is properly provided to shareholders.

The purpose of the Large Share Purchase Rules is to provide an opportunity for shareholders to receive necessary information about the Large Share Purchase, as well as the opinions and alternative plans of the Board of Directors pertaining thereto, to enable the shareholders to determine whether the Large Share Purchase is acceptable. The Large Share Purchase Rules are designed to protect the interests of shareholders as a whole in the event of a Large Share Purchase with the potential to impact the management of the Company. If a Large Share Purchaser complies with the Large Share Purchase Rules, the Board of Directors shall not attempt to interfere with the Large Share Purchase at its own discretion, unless it is clear that the Large Share Purchase will cause irreparable damage or loss to the Company.

Yamaha's Board of Directors believes it to be in the best interest of the shareholders to apply the

Assessment Period.

(i) A 60-day Assessment Period shall be granted for a prospective Large Share Purchase in which all shares are to be purchased via a cash tender offer (Japanese yen).

(ii) A 90-day Assessment Period shall be granted for any prospective Large Share Purchase outside the scope of (i) above.

However, the Board of Directors reserves the right to extend the Assessment Period as required to examine the nature of the Large Share Purchase, negotiate with the Large Share Purchaser, formulate alternative plans, and take other steps to protect the corporate value of the Company and the interests of shareholders as a whole. In addition, should the Board of Directors extend the Assessment Period, the Board shall promptly disclose its reason for the extension, the extended period, and other matters as it deems fit following its resolution regarding the said extension.

(5) Disclosure of the Board of Directors' Opinion and the Proposal of Alternative Plans

During the Assessment Period, the Board of Directors will conduct a thorough assessment and examination of the Large Share Purchase Information it has received and receive advice from outside experts to carefully form an opinion on the proposal and to make the opinion public. In addition, the Board of Directors shall negotiate with the prospective Large Share Purchaser with the aim of improving the terms of the Large Share Purchase, and offer shareholders alternative plans as necessary.

(6) Countermeasures in the Event of Non-Compliance with Large Share Purchase Rules

Should a Large Share Purchaser fail to comply with the Large Share Purchase Rules, Yamaha's Board of Directors may take measures against the Large Share Purchaser to protect the interests of its shareholders, including the issuance of stock options without compensation and other actions permissible by law and the Company's Articles of Incorporation.

In this case, however, the Board of Directors shall not take countermeasures expected to result in economic damage or the loss of legal rights on the part of shareholders, excluding Large Share Purchasers who fail to comply with the Large Share Purchase Rules. Should the Board of Directors elect to take a specific countermeasure, it shall disclose this information in a timely and appropriate manner, pursuant to the law and stock market regulations.

The aforementioned Policy shall remain in effect until the close of the first meeting of the Board

of Directors subsequent to the ordinary general shareholders meeting. If the directors resolve at the said meeting of the Board of Directors to continue the Policy, the Policy shall remain in effect until the close of the first meeting of the Board of Directors subsequent to the ordinary general shareholders meeting to be held in the following year, and the same shall apply thereafter. Yamaha's directors serve for a period of one year. Thus, a Board of Directors comprised of directors elected by shareholders at the ordinary general shareholders meeting to be held in June each year will determine whether to keep or abolish the Policy.

Each candidate for director will declare in advance whether he or she will support the Policy or not, and the shareholders may decide the propriety of continuing the Policy through the election of the directors. Furthermore, even if the Board of Directors decides to extend the effective term of the Policy, it reserves the right to revise the said Policy as required to protect or enhance the corporate value and the interests of shareholders as a whole.

The continuance of the above Policy was resolved at the meeting of the Board of Directors held on June 27, 2006. All four corporate auditors, including the outside auditors, attended the meeting of the Board of Directors and indicated that they approved of the continuance of the Policy on the condition that it is to be implemented properly.

2. Other matters concerning corporate governance system, etc.

Not applicable.

[Reference Material: "Pattern Diagram"]


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Board of Directors
8 persons
(incl. 1 Outside Director)
Auditing
Board of Auditors
4 persons
(Incl. 2 Full-time Auditors)
(Incl. 2 Outside Auditors)
Reports
*1
*2
Accounting Auditors
Reports
Selection
Selection/dismissal/supervision
Selection
Corporate Auditors Office
Representative Directors
2 persons
Advice
Reports
*1 Approval of selection/ reelection
*2 Judgments regarding appropriateness of auditing
Guidance
Companywide Governance Committees
Internal Auditing Dvision
Recommendations and reports
Advice
Management Meeting
7 Directors
Companywide Special Promotion Committees
Promotional Headquaters, Screening Committee
Auditing
Group Managers
5 Directors
Executive Officers
13 persons
Individual Business Divisions
Staff Divisions
Guidance & Advice
Guidance & Advice
Group Companies
Guidance & Advice